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           GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
 EXHIBIT - STATEMENT RE: COMPUTATION OF NET INCOME PER COMMON SHARE (UNAUDITED)
                                   EXHIBIT 11

                                                              For the Three Months Ended March 31,

                                                                   1995               1994
                                                              ------------      -------------
PRIMARY
    Weighted average shares outstanding(1)                       1,300,109          1,268,090

 Net effect of dilutive stock options -
 based on the treasury stock method
 using average market price                                         21,013             18,232
                                                              ------------      -------------
       TOTAL                                                     1,321,122          1,286,322
                                                              ============      =============

Net Income                                                     $ 3,692,000        $ 3,210,000
Less: Effect of dividend requirements
      and the increase (decrease) in
      redemption value of redeemable
      preferred stock                                             (286,000)          (145,000)
                                                              ------------      -------------
NET EARNINGS USED IN COMPUTATION                               $ 3,406,000        $ 3,065,000
                                                              ============      =============
Per share amount                                               $      2.58        $      2.38
                                                              ============      =============

FULLY DILUTED
    Weighted average shares outstanding(1)                       1,300,109          1,268,090

    Net effect of dilutive stock options - based on the
    treasury stock method using the period-end market
    price, if higher than the average market price                  24,108             19,214

    Assumed conversion of 8.5% convertible
    subordinated debentures issued December 1983                    51,000             50,999
                                                              ------------      -------------
       TOTAL                                                     1,375,217          1,338,303
                                                              ============      =============

Net Income                                                     $ 3,692,000        $ 3,210,000
Less:  Effect of dividend requirements
       and the increase (decrease) in
       redemption value of redeemable
       preferred stock                                            (286,000)          (145,000)

Add:   8.5% convertible subordinated
       debentures interest, net of income
       tax effect                                                   35,000             35,000
                                                              ------------      -------------
NET EARNINGS USED IN COMPUTATION                               $ 3,441,000        $ 3,100,000
                                                              ============      =============
Per share amount                                               $      2.50        $      2.32
                                                              ============      =============

(1) Includes 54,287 shares and 27,273 shares for 1995 and 1994, respectively, expected to be issued pursuant to the terms of the Senior Management Incentive Plan

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